Prime Sun Power Inc.
104 Summit Avenue
Summit, NJ 07902-0080

Via Edgar Private Correspondence Filing

September 26, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Form 8-K Filed July 11, 2008
File No. 333-103647
Letter from U.S. Securities and Exchange Commission dated July 21, 2008

Dear Mr. Wilson:

We are writing to you in response to your letter dated July 21, 2008 (the “Comment Letter”) regarding the Current Report on Form 8-K that the Company filed on July 11, 2008 (the “Form 8-K”). The Company has filed an amended and restated Report on Form 8-K today in response to the Comment Letter.

We wish to apologize for the delay in answering the Commission’s correspondence. Unfortunately, we did not receive your correspondence until September 3, 2008. In order to avoid any delays in the future, please note that the Company has changed its address to 104 Summit Avenue, Summit, NJ 07902-0080, and its telephone number to (908) 273-5575. Please also copy our counsel, Wuersch & Gering LLP, on all future correspondence with the Company.

Pursuant to the Comment Letter, the Company’s amended and restated Report on Form 8-K contains revised Item 4.02 disclosures responsive to the Commission’s Comment Letter. The Company will also file an amended and restated Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, to reflect the changes described herein today. Our counsel will provide the Commission with marked copies of the amended and restated Report on Form 8-K and the amended and restated Quarterly Report on Form 10-Q via overnight courier.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	September 26, 2008

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Gerald Sullivan
Gerald Sullivan
Chief Financial Officer and Acting Chief Executive Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street - 21st Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104